Monthly Report - May, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,610,701)        5,583,955
Change in unrealized gain (loss) on open          (1,047,786)      (5,302,779)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             (1,546)            (611)
      obligations
   Change in unrealized gain (loss) from U.S.          65,186          200,872
      Treasury obligations
Interest Income 			              339,491        1,641,593
Foreign exchange gain (loss) on margin deposits      (70,680)        (176,922)
				                 ------------    -------------
Total: Income 				          (4,326,036)        1,946,108

Expenses:
   Brokerage commissions 		              631,176        3,361,987
   Management fee 			               51,078          249,595
   20.0% New Trading Profit Share 	            (136,629)            2,307
   Custody fees 		       	                  (2)            7,952
   Administrative expense 	       	               83,101          417,962
					         ------------    -------------
Total: Expenses 		                      628,724        4,039,803
Net Income(Loss)			   $      (4,954,760)      (2,093,695)
for May, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (128,662.866    $     4,011,172    163,985,296    167,996,468
units) at April 30, 2019
Addition of 		 	          1,042        889,301        890,343
532.518 units on May 1, 2019
Redemption of 		 	              0    (3,762,127)    (3,762,127)
(3,231.527) units on  May 31, 2019*
Net Income (Loss)               $     (106,217)    (4,848,543)    (4,954,760)
for May, 2019
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2019
(126,006.992 units inclusive
of 43.135 additional units) 	      3,905,997    156,263,927    160,169,924
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2019 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (3.14)% 	   (1.92)%  $  1,162.67	  101,369.605 $   117,859,672
Series 3    (2.41)% 	   (0.10)%  $  1,652.46	   19,546.472 $    32,299,791
Series 4    (2.65)% 	     0.64%  $  2,081.77	    3,915.574 $     8,151,341
Series 5    (2.49)% 	   (0.49)%  $  1,581.77	    1,175.341 $     1,859,120

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




						June 12, 2019
Dear Investor:

Losses from trading equity, energy and to a lesser extent interest rate futures outdistanced the profits from trading grain and metal futures, and currency forwards. Trading of livestock and soft commodity futures were nearly flat.

The economic outlook, which had improved significantly in recent months, deteriorated quickly and sharply after Presidents Trump and Xi unexpectedly dashed hopes that a trade deal was close to being signed and instead ramped up the trade confrontation to the level of a trade war. This development, continuing Brexit uncertainty, and disappointing economic data recently out of the U.S., China, Europe, and several large emerging economies have pushed organizations such as the IMF and OECD to cut their 2019 global growth forecasts. The trade and growth worries were heightened on May 30 when President Trump threatened Mexico with new tariffs if they did not address the flow of Central American immigrants through Mexico to the U.S.

Against this background, it is not surprising that equity market volatility increased and equity indices declined in May. For example, the MSCI
World Equity Index fell about 5%, the Bloomberg World Technology Index declined about 9% and the iShares MSCI Emerging Markets ETF fell over 8% in May. Long positions in U.S., Canadian, Chinese, Taiwanese, Hong Kong, Thai, German, French, Swedish and Euro Stoxx 50 equity indices posted losses. Meanwhile, short positions in Korean, Japanese, Spanish and EAFE and emerging market equity indices registered partially offsetting profits. A long position in Australian equity futures was also profitable following the surprise victory of the incumbent conservative government in the national election.

The risk-off environment led to increased demand for government notes and bonds. Consequently, short positions in Australian, Canadian, Japanese and U.S. note and bond futures were unprofitable and were reduced or closed. Also, long positions in Italian interest rate futures were unprofitable as lackluster growth and quarreling between Italy's coalition government and the European Commission over mounting debt levels led investors to sell Italian sovereign instruments. On the other hand, long positions in German and French bond futures, long Eurodollar futures positions late in May, and trading of British interest rate futures produced partially offsetting gains.

For most of 2019 energy prices were underpinned by news that the U.S. would end waivers on Iranian crude oil exports, by the continued OPEC effort to curtail production, and by the impact of the Libyan crisis on production. However, as the economic outlook deteriorated and as U.S. shale production pushed U.S. crude inventories to 2 year highs, crude oil prices fell 15-20% from the 2019 highs reached in late April. Consequently, long positions in Brent crude, WTI crude, RBOB gasoline and London gas oil sustained losses. Small profits from short natural gas and heating oil trades reduced the sector loss.

Safe haven demand and relatively high interest rates supported the dollar at 2019 highs in a volatile trading environment. Political uncertainties in Europe, the U.K., Sweden, and Australia also underpinned the U.S. currency. Long dollar positions relative to the Australian, New Zealand, British, Swiss, Swedish, Korean, Singaporean and euro currencies were profitable. A short yen position, a long Mexican peso position, and trading the Brazilian real against the dollar were each somewhat unprofitable, as was trading the euro against Scandinavian currencies.

Although trade disputes and the African swine fever have depressed grain prices in 2019, recent extreme weather in the U.S., which has delayed planting of and may hinder the development and/or harvesting of corn, soybean and wheat crops in the U.S., pushed grain prices up sharply during the second half of May. As a result, long corn, soybean, soybean meal and wheat trades were profitable.

The questionable growth outlook and a strong dollar weighed on metal prices. Short positions in copper, zinc and platinum and trading of gold were slightly profitable. Meanwhile, a long silver trade produced a small loss.

Trading of soft commodities futures registered a small loss while trading of livestock produced a small gain.



				     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman